Exhibit 99.4

FOR IMMEDIATE RELEASE

Final 2001 Results

Full-year 2001 net income excluding non-recurring items:
      • 7.52 billion euros, a 2% decrease
      • 10.85 euros per share, stable compared to 2000

Full-year 2001 net income:
      • 7.66 billion euros, an 11% increase

Fourth quarter 2001 net income excluding non-recurring items:
      • 1.42 billion euros, a 33% decrease

Dividend increasing by 15% to 3.80 euros per share

Paris, March 13, 2002 - The Board of Directors of TotalFinaElf, chaired by CEO Thierry Desmarest, met on March 12, 2002, to review the consolidated accounts of the 2001 fourth quarter and to close the full-year 2001 consolidated accounts.

The Board of Directors also reviewed and closed the parent company accounts.

The final 2001 results are in line with the estimates released on January 30, 2002.

Production growth combined with the impact of synergies and productivity programs allowed TotalFinaElf to perform well despite the downturn in the 2001 oil market environment. Earnings per share in 2001 excluding non-recurring items rose to a new record high of 10.85 euros from 10.80 euros in 2000; substantial share buy-backs contributed to this improvement.

Final 2001 results

Consolidated sales declined by 8% to 105,318 million euros in 2001 from 114,557 million euros in 2000.

The oil market environment was generally weaker in 2001 than in 2000. The average Brent oil price fell by 14% to 24.4 $/b in 2001 from 28.5 $/b in 2000, and European refining margins fell by 35% to 15.4 $/t from 23.8 $/t. The dollar strengthened by 2% against the euro in 2001, averaging 0.90 versus 0.92.

Operating income from the business segments excluding non-recurring items decreased by 12% to 13,121 million euros in 2001 from 14,884 million euros in 2000. The impact of non-recurring items on 2001 operating income was -92 million euros, composed primarily of FAS 121 write-downs and restructuring charges related to the Chemicals segment.

Growth and synergies/productivity programs contributed 1.2 billion euros to operating income in 2001, partially offsetting the 3.0 billion euro overall negative impact of the weaker environment.

Net operating income from the business segments excluding non-recurring items declined by 6% to 7,564 million euros in 2001 from 8,035 million euros in 2000.

Net income excluding non-recurring items declined by 2% to 7,518 million euros in 2001 from 7,637 million euros in 2000.

Earnings per share excluding non-recurring items, based on 693.2 million fully-diluted weighted average shares for 2001, was 10.85 euros compared to 10.80 euros in 2000. The record earnings per share was due in large part to the accretive impact of significant share buy-backs.

Reported net income increased by 11% to 7,658 million euros in 2001 from 6,904 million euros in 2000. Non-recurring items had a net positive impact of 140 million euros in 2001 and a net negative impact of -733 million euros in 2000. The 2001 non-recurring items that had a positive impact on net income were essentially the gains on sales of Sanofi-Synthelabo shares; while those having a negative impact included mainly restructuring charges in the Downstream and Chemicals segments, FAS 121 write-downs in the Chemicals segment, and provisions related to the potential financial impact stemming from the fertilizer plant explosion in Toulouse[1]. The impact related to the devaluation of the Argentine peso was not significant to the company’s 2001 results and no provision has been made thus far.

TotalFinaElf bought back 39.0 million of its shares[2] during 2001 for 6.1 billion euros.

The fully-diluted number of shares fell to 673.0 million at year-end 2001 from 708.9 million at year-end 2000.

The net-debt-to-equity ratio decreased to 30.9% at year-end 2001 from 32.9% at year-end 2000.

Despite the downturn in the market environment, the return on capital employed[3] (ROCE) was maintained at a high level of 20% in 2001 versus 21% in 2000.

Return on equity[4] (ROE) was 24% in 2001 compared to 27% in 2000.

[1] estimated liability in excess of insurance coverage in the event that Grande Paroisse is found to be liable for all damages
 [2] includes 2.76 million shares used to cover stock option program
 [3] ROCE = net operating income excluding non-recurring items /capital employed at beginning of year ; excludes goodwill amortization in Chemicals
 [4] ROE = (net income excluding non-recurring items + minority interest + MMPS) /average equity after dividend

In 2001, investments increased to 10,566 million euros from 8,339 million euros in 2000, due primarily to:

• investments related to the start-up of major projects in Upstream and, to a lesser extent, in Chemicals,
• gas and power acquisitions in South America,
• buy-outs of certain minority interest shares in Downstream subsidiaries,
• and an increase in long-term loans.

Cash flow from operations declined to 12,303 million euros in 2001, a decrease of 8% compared to 2000.

Divestments in 2001, based on selling prices, were 7,004 million euros. In addition to the reimbursement of long-term loans, divestments consisted primarily of the following:

• Sanofi-Synthélabo shares,
• most of the stake in Cogema,
• the Ultramar Diamond Shamrock shares,
• Downstream assets in France as required by the EU Commission,
• and non-strategic assets in the Upstream and Chemicals segments.

Free cash flow[5] rose to 8,741 million euros in 2001 from 8,291 million euros in 2000.

Oil market environment

	2001	2000	%

€/$	0.90	0.92	+2%*

Brent ($/b)	24.4	28.5	-14%

European refining margin TRCV ($/t)	15.4	23.8	-35%

* change in the dollar versus the euro

Number of shares

millions	2001	2000	%

Fully-diluted weighted average shares	693.2	707.1	-2%

Fully-diluted shares at year-end	673.0	708.9	-5%

[5] free cash flow = cash flow from operating activities + divestments at selling price - investments

Consolidated accounts — TotalFinaElf

in millions of euros	2001		2000	%

Sales	105,318		114,557	-8%

Operating income from the business segments excluding non-recurring items	13,121		14,884	-12%

Net operating income from the business segments excluding non-recurring items	7,564		8,035	-6%

Net income excluding non-recurring items	7,518		7,637	-2%

Net income	7,658		6,904	+11%

Earnings per share (euros) excluding non-recurring items	10.85		10.80	—

Dividend (euros/share)	3.80	(1)	3.30	+15%

Investments(2)	10,566		8,339	+27%

Divestments(3) based on selling price	7,004		3,241	+116%

Cash flow from operating activities	12,303		13,389	-8%

(1) pending approval at the May 7, 2002 AGM (2) including increases in long-term loans (3) including repayments of long-term loans

Impact of non-recurring items

in millions of euros	2001	2000

Impact of non-recurring items on operating income

Restructuring charges and early retirement plans	-24	-64

FAS 121	-50	-269

Other	-18	-49

Total	-92	-382

Impact of non-recurring items on net income

Gain on asset sales	+1400	+358

Toulouse-AZF plant impact	-600	—

Restructuring charges and early retirement plans	-226	-469

FAS 121	-224	-459

Other	-210	-163

Total	+140	-733

Upstream

Operating income excluding non-recurring items from the Upstream segment decreased by 11% to 9,022 million euros in 2001 from 10,113 million euros in 2000. Production growth combined with synergies and productivity programs partially offset the negative impact of a weaker environment.

Net operating income excluding non-recurring items from the Upstream segment was 4,652 million euros in 2001, a 4% decrease from the 4,841 million euros in 2000. The smaller decline in net operating income is related primarily to an increase in the income from equity affiliates.

The return on capital employed for the Upstream segment remained at a high level of 27% in 2001 compared to 29% in 2000.

Upstream liquids and gas production rose to 2,197 kboe/d in 2001 from 2,124 kboe/d in 2000, an increase of 3.4%. There was no acquisition impact on 2001 production. Excluding the impact of divestments, Upstream production grew by 5.3%

Liquids production rose by 1.5% to 1,454 kb/d in 2001 from 1,433 kb/d in 2000. Gas production increased by 8.1% to 4,061 Mcfd in 2001 from 3,758 Mcfd in 2000.

Production growth in 2001 resulted mainly from the start-ups of Elgin-Franklin in the UK North Sea and heavy oil production from Sincor in Venezuela as well as from increased production in Norway, Myanmar and Nigeria.

Driven by exploration/appraisal activities, proved reserves continued to grow, rising 2% to 10,978 million boe at year-end 2001 and representing more than 13 years of production at the current rate. For consolidated subsidiaries, the 1999-2001 3-year average reserve replacement rate was 184%, and the 1999-2001 3-year average reserve replacement cost was 3.4 $/boe[6].

Average 1999-2001 finding costs for consolidated subsidiaries, continued to decline to a level of 0.6 $/boe, which compares favorably with the other major oil companies.

Highlights of 2001 include first production from the Elgin-Franklin fields in the North Sea, first production from the Girassol field in Angola in December, and the completion of the construction of the Sincor upgrader, which has since started operations in early 2002.

[6] excludes the Sincor upgrader

Upstream – key figures	2001	2000	%

Production (kboe/d)	2,197	2,124	+3%
• Liquids (kb/d)	1,454	1,433	+1%
• Gas (Mcfd)	4,061	3,758	+8%

Proved reserves (Mboe)	10,978	10,762	+2%
• Liquids (Mb)	6,961	6,960	–
• Gas (Bcf)	21,929	20,705	+6%

Operating income (M€)	9,022	10,113	-11%
excluding non-recurring items
Net operating income (M€)	4,652	4,841	-4%
excluding non-recurring items

Investments (M€)	7,496	5,639	+33%
Divestments at selling price (M€)	1,116	820	+36%
Cash flow from operating activities (M€)	8,085	8,059	–

Downstream

Operating income excluding non-recurring items from the Downstream segment decreased by 4% to 3,004 million euros in 2001 from 3,144 million euros in 2000.

The solid performance by Downstream in the deteriorating market environment of 2001 was due primarily to a 0.7 billion euro positive impact on operating income from the implementation of synergies and productivity programs. This positive impact largely offset the negative impact of changes in the market parameters.

Net operating income excluding non-recurring items from the Downstream segment increased by 3% to 2,309 million euros in 2001 compared to 2,232 million euros in 2000.

Despite the weaker environment, return on capital employed in the Downstream segment improved to 22% in 2001 from 19% in 2000.

Refinery throughput increased to 2,465 kb/d in 2001 from 2,411 kb/d in 2000. The capacity utilization rate further improved to 96% in 2001 from 94% in 2000. Refined product sales increased slightly to 3,724 kb/d in 2001 from 3,695 kb/d in 2000.

Downstream – key figures	2001	2000	%

Refinery throughput(1) (kb/d)	2,465	2,411	+2%

Refined product sales(2) (kb/d)	3,724	3,695	+1%

Operating income (M€)	3,004	3,144	-4%
excluding non-recurring items

Net operating income (M€)	2,309	2,232	+3%
excluding non-recurring items

Investments (M€)	1,180	1,163	+1%
Divestments at selling price (M€)	1,079	685	+58%
Cash flow from operating activities (M€)	4,374	3,145	+39%

(1) including share of Cepsa (2) including trading and share of Cepsa

Chemicals

Sales for the Chemicals segment declined by 6% to 19,560 million euros in 2001 from 20,843 million euros in 2000.

Operating income excluding non-recurring items fell by 33% to 1,095 million euros in 2001 from 1,627 million euros in 2000.

The 2001 decrease in operating income for the Petrochemicals & plastics sector was due primarily to lower margins. Excluding divestment impacts, operating income for the Intermediates & performance polymers sector was stable in 2001 relative to 2000. Specialty chemicals sales increased in 2001 due to acquisitions made in 2000, but operating income suffered the effects of the particularly unfavorable situation in the US and in the electronics industry.

The Chemicals environment had a negative impact on operating income in 2001 of approximately 0.6 billion euros.

Net operating income excluding non-recurring items fell by 37% to 603 million euros in 2001 from 962 million euros in 2000.

The return on capital employed for the Chemicals segment was 7%[7] in 2001, a decline from 2000.

Chemicals – key figures (M€)	2001	2000	%

Sales	19,560	20,843	-6%

Operating income	1,095	1,627	-33%
excluding non-recurring items

Net operating income	603	962	-37%
excluding non-recurring items

Investments	1,611	1,353	+19%
Divestments at selling price	541	120	+351%
Cash flow from operating activities	1,261	1,768	-29%

Parent company TOTAL FINA ELF S.A. and proposed dividend

The parent company TOTAL FINA ELF reported earnings of 3,829 million euros in 2001 compared to 3,012 million euros in 2000. The Board of Directors of TotalFinaElf, after closing the accounts, decided to propose at the May 7, 2002 Annual General Meeting (AGM) a cash dividend of 3.80 euros per share, representing a 15% increase from the previous year, to which will be added the avoir fiscal (French tax credit) pursuant to the terms in force. The payment date for the proposed dividend will be May 17, 2002.

[7] excluding 145 M€ goodwill amortization

Outlook

For 2002, TotalFinaElf expects to maintain a high investment level of 9.7 billion euros, with priority given to Upstream growth. The 2002 budget for investments is split 73% in Upstream, 14% in Downstream, and 13% in Chemicals.

The ongoing divestment program is expected to generate about 2 billion euros in 2002, allowing the company to continue its share buy-back program. In the first two months of 2002, the company repurchased 2.6 million shares for 0.4 billion euros.

The business segments are well positioned to further improve their performance. Upstream production growth should average 6% per year from now through 2007, with 10% growth in 2002 versus 2001 and 5% per year thereafter. The Downstream segment is continuing to implement self-help plans that should lead to a lower refining breakeven point[8] of 5 $/t in 2005. Finally, the Chemicals segment is poised to benefit from increased volume capacity as well as a renewed emphasis on financial discipline.

The target for the 1999-2003 self-help program has been revised upwards from 4.4 billion euros to 4.8 billion euros, assuming a constant environment. The increase is due primarily to a larger impact of Upstream volume growth.

The 2003 target for return on capital employed in the business segments, based on a reference environment[9], is confirmed at 16%, with targets for the segments of 17.5% for Upstream, 15% for Downstream, and 12% for Chemicals.

Using the same reference environment[9], the 2005 target has been set at 16.5% for the segments, with 17.5% for Upstream, 16% for Downstream, and 14% for Chemicals.

Over the first two months of 2002, the oil market environment has been mixed. European refining margins have deteriorated sharply and petrochemical margins are very low, while the oil price and dollar have remained relatively stable compared to the fourth quarter 2001.

Strategically well-positioned segments and a continuing policy of disciplined capital management should allow the company to continue to deliver high-return growth.

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To listen to the presentation to analysts by CEO Thierry Desmarest today at 11:00 (Paris time), please visit our web site www.totalfinaelf.com or call + 44 (0)208 240 8242 / + 44 (0)208 240 8243 in Europe or call 1 (303)224 6998 in the US (access code: TotalFinaElf). To listen to a replay of today’s presentation, visit our web site or call + 44 (0) 208 288 4459 (access code: 670 232) in Europe or 1 (303) 804 1855 in the US (access code: 154 2862).

The financial information provided in this press release for the fourth quarter of 2000 is unaudited and based on internal reporting. The information provided for the fourth quarter of 2001 is unaudited. This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, business, strategy and plans of TotalFinaElf. Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risk factors, including but not limited to currency fluctuations, the price of crude oil and petroleum products, the ability to realize cost reductions and operating efficiencies, environmental regulatory considerations and general economic and business conditions. The financial information contained in this document has been prepared in accordance with French GAAP, and certain elements would differ materially upon reconciliation to US GAAP. TotalFinaElf does not assume any obligation to update publicly any forward-looking statement, whether as a result of new information, future events or otherwise. Further information on factors which could affect the company’s financial results is provided in documents filed by the company and its affiliates with the French Commission des Operations de Bourse and the US Securities and Exchange Commission.

[8] based on major products and specialty products [9] €/$ = 1 ; Brent = 17$/b ; European refining margin (TRCV) = 12$/t ; mid- cycle for Chemicals ROCE excludes goodwill amortization in Chemicals

2001 OPERATING INFORMATION BY SEGMENT

Upstream

Combined liquids and gas production by region

in kboe/d	2001	2000	%

Europe	759	729	+4%
Africa	611	624	-2%
North America	49	54	-9%
Far East	219	197	+11%
Middle East	100	92	+9%
South America	153	120	+28%
Rest of World	6	6	—

Consolidated production	1,897	1,822	+4%

Africa	9	8	+13%
Middle East	291	294	-1%
Rest of World	—	—	—

Equity and non-consolidated affiliates	300	302	-1%

Total production	2,197	2,124	+3%
Liquids production by region
in kb/d	2001	2000	%

Europe	417	398	+5%
Africa	540	560	-4%
North America	7	9	-22%
Far East	24	26	-8%
Middle East	100	92	+9%
South America	102	74	+38%
Rest of World	6	6	—

Consolidated production	1,196	1,165	+3%

Africa	9	8	+13%
Middle East	249	260	-4%
Rest of World	—	—	—

Equity and non-consolidated affiliates	258	268	-4%

Total production	1,454	1,433	+1%

Gas production by region

in Mcfd	2001	2000	%

Europe	1,852	1,786	+4%
Africa	369	332	+11%
North America	221	240	-8%
Far East	1,114	966	+15%
Middle East	–	–	–
South America	283	250	+13%
Rest of world	–	–	–

Consolidated production	3,839	3,574	+7%

Africa	–	–	–
Middle East	222	184	+21%
Rest of World	–	–	–

Equity and non-consolidated affiliates	222	184	+21%

Total production	4,061	3,758	+8%

Downstream

Refinery throughput by region

in kb/d	2001	2000	%

France	1,037	980	+6%
Rest of Europe	979	950	+3%
United States	159	182	-13%
Asia	25	25	–
Africa and French West Indies	86	95	-9%
Share of Cepsa	179	179	–

Total refinery throughput	2,465	2,411	+2%

Refined product sales by region*

in kb/d	2001	2000	%

Europe	3,026	2,915	+4%
Africa	249	276	-10%
Americas	320	356	-10%
Middle East	54	68	-21%
Asia	61	63	-3%
Rest of World	14	17	-18%
Total refined product sales	3,724	3,695	+1%

* includes trading and share of Cepsa

Chemicals

Chemicals – key figures (B€)	2001	2000	%

Sales by sector
• Petrochemicals & plastics	6.99	7.98	-12%
• Intermediates & performance polymers	4.75	5.31	-11%
• Specialties	7.77	7.50	+4%

Operating income by sector*
• Petrochemicals & plastics	0.13	0.55	-76%
• Intermediates & performance polymers	0.45	0.48	-6%
• Specialties	0.50	0.62	-19%

* excluding non-recurring items

Fourth Quarter 2001 Results

Fourth quarter 2001 results

Consolidated sales fell by 24% to 23,689 million euros in the fourth quarter 2001 from 31,236 million euros in the fourth quarter 2000.

The oil market environment declined sharply in the fourth quarter 2001. The average Brent oil price fell by 35% to 19.4 $/b in the fourth quarter 2001 from 29.7 $/b in the same quarter a year ago. The European refining margins fell sharply to 14.7 $/t from 31.0 $/t over the same period. The dollar lost ground against the euro, falling 3% to 0.90 dollar per euro in the fourth quarter 2001 from 0.87 dollar per euro in the fourth quarter 2000.

Operating income from the business segments excluding non-recurring items fell by 38% to 2.51 billion euros in the fourth quarter 2001 compared to 4.05 billion euros for the same quarter last year. Non-recurring items in the fourth quarter 2001 had a negative impact of
-0.09 billion euros on operating income and included primarily restructuring charges and FAS 121 write-downs in the Chemicals segment.

Net operating income from the business segments excluding non-recurring items fell by 29% to 1.36 billion euros in the fourth quarter 2001 from 1.91 billion euros in the fourth quarter 2000.

Net income excluding non-recurring items fell by 33% to 1.42 billion euros in the fourth quarter 2001 from 2.13 billion euros in the fourth quarter 2000.

Earnings per share excluding non-recurring items, based on 676.1 million fully-diluted weighted average shares for the fourth quarter 2001, was 2.11 euros compared to 2.99 euros for the fourth quarter 2000. The limited decrease of 29% reflects the accretive impact of significant share buy-backs.

Reported net income for the fourth quarter 2001 was 0.65 billion euros, a 39% decrease compared to the fourth quarter 2000. These results include non-recurring items amounting to –0.77 billion euros in the fourth quarter 2001 and –1.07 billion euros in the fourth quarter 2000.

Oil market environment

	4Q01	4Q00%

€/$	0.90	0.87	-3%*
Brent ($/b)	19.4	29.7	-35%
European refining margin — TRCV ($/t)	14.7	31.0	-53%

* change in the dollar versus the euro

Number of shares

in millions	4Q01	4Q00%

Fully-diluted weighted average shares	676.1	711.8	-5%

Consolidated accounts — TotalFinaElf

in billion euros	4Q01	4Q00%

Sales	23.69	31.24	-24%

Operating income from the business segments excluding non-recurring items	2.51	4.05	-38%

Net operating income from the business segments excluding non-recurring items	1.36	1.91	-29%

Net income excluding non-recurring items	1.42	2.13	-33%

Net income	0.65	1.06	-39%

Earnings per share (euros) excluding non-recurring items	2.11	2.99	-29%

Investments(1)	3.10	2.20	+41%

Divestments(2) at selling price	1.71	0.83	+106%

(1) includes increases in long-term loans (2) includes repayments of long-term loans

Non-recurring items

in billion euros	4Q01	4Q00

Impact of non-recurring items on operating income

Restructuring charges and early retirement plans	-0.02	-0.06

FAS 121	-0.05	-0.27

Other	-0.02	-0.05

Total	-0.09	-0.38

Impact of non-recurring items on net income

Gain on asset sales	+ 0.43	-0.11

Toulouse-AZF plant impact	-0.60	—

Restructuring charges and early retirement plans	-0.19	-0.47

FAS 121	-0.22	-0.46

Other	-0.19	-0.03

Total	-0.77	-1.07

Upstream – key figures	4Q01	4Q00%

Production (Mboe/d)	2.33	2.17	+7%

• Liquids (Mb/d)	1.54	1.41	+9%
• Gas (Bcfd)	4.32	4.16	+4%

Operating income (B€)	1.62	2.76	-41%
excluding non-recurring items

Investments (B€)	2.21	1.54	+44%

Downstream – key figures	4Q01	4Q00%

Refinery throughput* (Mb/d)	2.41	2.44	-1%

Operating income (B€)	0.63	1.01	-38%
excluding non-recurring items

Investments (B€)	0.36	0.57	-37%

* including share of Cepsa

Chemicals – key figures (B€)	4Q01	4Q00%

Sales	4.21	5.34	-21%

Operating income	0.26	0.28	-7%
excluding non-recurring items

Investments	0.53	0.17	+212%

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